BOSS TECH, INC.

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement") is made and entered into as of May 18, 2026, by and among:

(i) Boss Tech, Inc., a Delaware corporation (the "Company"); and

(ii) Felicite Moorman and Ryan Buchert (together, and with any other person who becomes a party hereto as a "Key Holder" pursuant to Section 4.7(a), the "Key Holders," and together with any persons who become "Preferred Holders" pursuant to Section 4.7(b), the "Stockholder Parties").

This Agreement is executed by the Company and the Key Holders as of the date first written above. No Preferred Holders are parties to this Agreement as of the date of execution. Each person who acquires shares of Series Seed Preferred Stock of the Company shall become a party to this Agreement as a "Preferred Holder" and a "Stockholder Party" by executing and delivering a Preferred Holder Joinder in the form attached hereto as Exhibit A, as a condition to such acquisition. Upon execution of such Joinder, such person shall be bound by all provisions of this Agreement applicable to Preferred Holders.

This Agreement amends, restates, and supersedes in its entirety the Voting Agreement dated January 1, 2024, by and among the Company and the Key Holders (the "Prior Agreement"). From and after the effective date of this Agreement, the Prior Agreement shall be of no further force or effect.

RECITALS

WHEREAS, the Company has issued shares of Common Stock to the Key Holders pursuant to certain Restricted Stock Purchase Agreements;

WHEREAS, the Company has issued, or intends to issue, shares of Series Seed Preferred Stock to the Preferred Holders pursuant to a Series Seed Preferred Stock Purchase Agreement;

WHEREAS, the Company's Amended and Restated Certificate of Incorporation (as amended and restated from time to time, the "Charter") provides, among other things, that the holders of a majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board of Directors of the Company;

WHEREAS, the parties desire to set forth herein the terms and conditions pursuant to which they shall vote their shares of the Company's capital stock with respect to the composition of the Board of Directors and certain other matters; and

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the Series Seed Preferred Stock financing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1 - DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

"Board" means the Board of Directors of the Company.

"Charter" means the Company's Amended and Restated Certificate of Incorporation, as amended and restated from time to time.

"Common Stock" means the Common Stock, par value $0.00001 per share, of the Company.

"DGCL" means the Delaware General Corporation Law, as amended from time to time.

"Fully Diluted Basis" means, as of any date of determination, the total number of shares of Common Stock outstanding assuming full conversion of all outstanding convertible securities and full exercise of all outstanding options and warrants, whether or not then vested or exercisable.

"Key Holder Shares" means all shares of Common Stock held by the Key Holders now or hereafter acquired, whether beneficially or of record, or over which a Key Holder has voting control.

"Liquidation Event" has the meaning ascribed to it in the Charter.

"Preferred Director" means the director designated by the Preferred Holders pursuant to Section 2.1(b) of this Agreement and Article V, Section 5.6 of the Charter.

"Preferred Shares" means all shares of Series Seed Preferred Stock of the Company held by the Preferred Holders now or hereafter acquired, whether beneficially or of record, or over which a Preferred Holder has voting control.

"Requisite Common Holders" means the holders of a majority of the outstanding shares of Common Stock held by the Key Holders, voting together as a single class.

"Requisite Preferred Holders" means the holders of a majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate class.

"Sale of the Company" means any (i) merger, consolidation, or reorganization of the Company with or into any other entity in which the stockholders of the Company immediately prior to such transaction own less than 50% of the combined voting power of the surviving entity immediately after such transaction; (ii) sale, transfer, or exclusive license of all or substantially all of the assets of the Company; or (iii) sale or transfer of shares of capital stock of the Company resulting in any person or group of persons acquiring more than 50% of the combined voting power of the Company, in each case whether in a single transaction or a series of related transactions.

"Series Seed Preferred Stock" means the Series Seed Preferred Stock, par value $0.00001 per share, of the Company.

"Shares" means, collectively, the Key Holder Shares and the Preferred Shares.

SECTION 2 - VOTING

2.1 Board Composition.

Each Stockholder Party agrees to vote, or cause to be voted, all Shares held by such party or over which such party has voting control, and to take all other actions necessary or desirable within such party's control (including executing written consents in lieu of meetings), to ensure that the composition of the Board is as set forth in this Section 2.1 at all times during the term of this Agreement.

(a) Key Holder Designees. Two (2) seats on the Board shall be designated as follows:

(i) One (1) director designated by Felicite Moorman, which individual shall initially be Felicite Moorman; and

(ii) One (1) director designated by Ryan Buchert, which individual shall initially be Ryan Buchert.

(b) Preferred Director. One (1) seat on the Board shall be designated by the Requisite Preferred Holders (the "Preferred Director"), in accordance with Article V, Section 5.6 of the Charter. The Preferred Director shall be designated by written notice delivered by the Requisite Preferred Holders to the Company and the other Stockholder Parties. Each Stockholder Party agrees to vote all Shares held by such party to elect the Preferred Director so designated.

(c) Total Board Size. The authorized size of the Board shall be three (3) directors, consisting of the two (2) Key Holder designees described in Section 2.1(a) and the Preferred Director described in Section 2.1(b). The Board size shall not be increased above three without the prior written consent of the Requisite Preferred Holders and the written consent of each of Felicite Moorman and Ryan Buchert, and any additional approvals required by the Charter and the Amended and Restated Bylaws.

(d) Vacancy. Any vacancy in a director seat designated pursuant to Section 2.1(a) shall be filled only by the Key Holder entitled to designate that seat. Any vacancy in the Preferred Director seat shall be filled only by the Requisite Preferred Holders. Each Stockholder Party agrees to vote all Shares held by such party to give effect to any such designation.

(e) Removal. Each Stockholder Party agrees to vote all Shares held by such party for the removal of any director (i) upon the written request of the Key Holder entitled to designate such director under Section 2.1(a), or (ii) in the case of the Preferred Director, upon the written request of the Requisite Preferred Holders. No Stockholder Party shall vote to remove a Key Holder designee without the written request of the applicable designating Key Holder, and no Stockholder Party shall vote to remove the Preferred Director without the written request of the Requisite Preferred Holders.

(f) Fallback. To the extent any designation right under Section 2.1(a) is no longer applicable (including by reason of the death, incapacity, or departure of the applicable Key Holder as a stockholder of the Company), the director seat to which such designation right applied shall be elected by a majority of the outstanding shares of Common Stock, voting as a single class.

(g) Preferred Director Threshold. The Preferred Holders' right to designate a Preferred Director pursuant to Section 2.1(b) shall continue so long as the conditions set forth in the Charter for such designation right remain satisfied. In the event the Preferred Holders are no longer entitled to designate a Preferred Director pursuant to the Charter, the Preferred Director seat shall thereafter be filled in accordance with the Amended and Restated Bylaws of the Company.

2.2 Special Purpose Vehicle; Crowdfunding Vehicle Treatment.

For avoidance of doubt, any crowdfunding vehicle, special purpose vehicle, custodian, nominee, or similar entity that acquires shares of Series Seed Preferred Stock (each, a "Crowdfunding Vehicle") shall be deemed a "Preferred Holder" and "Stockholder Party" for all purposes of this Agreement upon execution of the joinder described in Section 4.7(b). The following provisions apply to each Crowdfunding Vehicle:

(a) Voting. The voting and consent rights of a Crowdfunding Vehicle under this Agreement shall be exercised exclusively by its manager, managing member, investment adviser, or other authorized representative (the "Vehicle Manager") in accordance with the governing documents of such Crowdfunding Vehicle and applicable law. No beneficial owner of interests in a Crowdfunding Vehicle shall be deemed a Stockholder Party or shall have any direct voting, consent, or designation right under this Agreement solely by reason of holding a beneficial interest in such Crowdfunding Vehicle.

(b) Requisite Preferred Holders. A Crowdfunding Vehicle shall be counted as a Preferred Holder for purposes of determining whether the "Requisite Preferred Holders" threshold has been met, based on the number of shares of Series Seed Preferred Stock held by such Crowdfunding Vehicle. The Vehicle Manager shall exercise all approval, consent, and designation rights (including the right to designate or approve the Preferred Director) on behalf of the Crowdfunding Vehicle.

(c) Drag-Along. A Crowdfunding Vehicle shall be subject to all drag-along obligations set forth in Section 2.5 of this Agreement. The Vehicle Manager is authorized to execute all instruments, agreements, and consents necessary to give effect to any Approved Sale on behalf of the Crowdfunding Vehicle without the individual consent of any beneficial owner of interests therein. The sufficiency of such authority shall be governed by the governing documents of the Crowdfunding Vehicle and applicable law.

(d) Irrevocable Proxy. The irrevocable proxy set forth in Section 2.7 of this Agreement shall apply to shares held by a Crowdfunding Vehicle to the same extent as to shares held by any other Preferred Holder, with the proxy to be exercised against the Vehicle Manager if the Vehicle Manager fails to vote such shares in accordance with this Agreement within the prescribed period.

(e) SPV Operating Agreement. The Company acknowledges that the governing documents of any Crowdfunding Vehicle shall, to the fullest extent consistent with applicable law, authorize the Vehicle Manager to (i) vote all Series Seed Preferred Stock held by the Crowdfunding Vehicle in accordance with this Agreement, (ii) execute all instruments required in connection with an Approved Sale without individual beneficial owner consent, and (iii) take all other actions required of a Preferred Holder under this Agreement. The Company shall have no obligation to recognize any direction from a beneficial owner of a Crowdfunding Vehicle that is inconsistent with an instruction of the Vehicle Manager.

2.3 Preferred Director Protections.

(a) Observer Rights. Observer rights are not automatic under this Agreement. The Requisite Preferred Holders may be granted board observer rights pursuant to a separate written agreement approved by the Board. Notwithstanding the foregoing, in the event that no Preferred Director is then serving on the Board (whether by reason of the Preferred Director seat being vacant, the applicable threshold under the Charter not being met, or any other reason), the Requisite Preferred Holders shall be entitled to designate one (1) non-voting board observer (the "Observer") until such time as a Preferred Director is designated and seated. Any Observer so designated shall be entitled to attend all meetings of the Board and any committees thereof in a non-voting, observer capacity and to receive all materials provided to directors in connection with such meetings, subject to reasonable confidentiality obligations, and shall have no right to vote on any matter submitted to the Board or any committee thereof.

(b) Director Expenses. The Company shall reimburse the Preferred Director for all reasonable out-of-pocket expenses incurred in connection with attending meetings of the Board and any committees thereof, consistent with the Company's expense reimbursement policies as approved by the Board from time to time.

2.4 No Liability for Election of Recommended Director.

None of the parties hereto and no officer, director, stockholder, partner, member, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

2.5 Drag-Along; Sale of the Company.

(a) Approved Sale. If (i) the Requisite Common Holders and (ii) the Requisite Preferred Holders and (iii) a majority of the Board each approve a Sale of the Company (an "Approved Sale"), then each Stockholder Party hereby agrees as follows:

> (A) If the Approved Sale is structured as a merger, consolidation, or sale of all or substantially all of the Company's assets, each Stockholder Party agrees to (x) be present, in person or by proxy, at any meeting called for the purpose of voting on such

Approved Sale, (y) vote all Shares held by such party in favor of such Approved Sale and raise no objections thereto, and (z) waive and refrain from exercising any dissenters' rights, appraisal rights, or similar rights in connection therewith; and

(B) If the Approved Sale is structured as a sale of stock in which 50% or more of the voting power of the Company is transferred, each Stockholder Party agrees to sell all Shares held by such party on the terms and conditions approved by the Requisite Common Holders and the Requisite Preferred Holders.

(b) Cooperation. Each Stockholder Party shall take all necessary and desirable actions in connection with the consummation of an Approved Sale, including executing such agreements and instruments and taking such other actions as are reasonably necessary to (i) provide representations, warranties, indemnities, covenants, conditions, and other provisions relating to such Approved Sale, and (ii) effectuate the allocation and distribution of the aggregate consideration upon such Sale of the Company. In the case of any Crowdfunding Vehicle that is a Stockholder Party, the Vehicle Manager (as defined in Section 2.2) shall take all such actions on behalf of such Crowdfunding Vehicle, and no individual beneficial owner of interests in such Crowdfunding Vehicle shall be required to execute any instrument or provide any representation or warranty in connection with an Approved Sale.

(c) Consideration Allocation. Notwithstanding the foregoing, no Stockholder Party shall be required to agree to any Sale of the Company via a sale of stock unless (i) all holders of the Company's Common Stock are permitted to participate in such transaction on a pro-rata basis, and (ii) the consideration received is allocated among the parties in the manner specified in the Charter as if such transaction were a Liquidation Event thereunder, unless the holders of the requisite percentage of capital stock required by the Charter to waive such treatment elect in writing to allocate the consideration differently, by written notice given to the Company at least ten (10) days prior to the effective date of such transaction.

(d) Limitations. Notwithstanding anything in this Section 2.5 to the contrary, no Stockholder Party shall be required to (i) make any representation or warranty in connection with an Approved Sale other than representations and warranties as to such party's own ownership of and authority to transfer the Shares held by such party, free and clear of any liens, encumbrances, or adverse claims; (ii) be subject to any non-competition or non-solicitation covenant in connection with an Approved Sale; or (iii) bear more than its pro-rata share (based on proceeds received) of any indemnification obligations in connection with an Approved Sale, except with respect to indemnification obligations arising from such party's own fraud or willful misconduct.

2.6 Restrictions on Sales of Control.

Notwithstanding any other provision of this Agreement, no Stockholder Party shall vote in favor of, or otherwise support, any Sale of the Company via a sale of stock unless (a) all holders of the Company's Common Stock are permitted to participate in such transaction and (b) the consideration received is allocated in accordance with Section 2.5(c) of this Agreement.

2.7 Voting of Preferred Shares on General Matters.

Subject to Section 2.1 and any separate class voting rights set forth in the Charter, each Preferred Holder agrees that, with respect to any matter submitted to a vote of the holders of capital stock of the Company on an as-converted basis (other than the election or removal of directors governed by this Agreement), such Preferred Holder shall vote the Preferred Shares held by such party as directed by such party in its sole discretion, subject to the terms of the Charter.

2.8 Irrevocable Proxy.

To secure each Stockholder Party's obligations to vote the Shares in accordance with this Agreement, each such party hereby appoints the Chairperson of the Board or the Chief Executive Officer of the Company, or either of them from time to time, as such party's true and lawful proxy and attorney-in-fact, with the power to act alone and with full power of substitution, to vote all of such party's Shares as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such party if, and only if, such party fails to vote all of such party's Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) business days after the Company's written request therefor. The proxy and power granted by each party pursuant to this Section are coupled with an interest and are given to secure the performance of such party's obligations under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any party is an individual, will survive the death, incompetency, and disability of such party, and, so long as any party is an entity, will survive the merger or reorganization of such party. Notwithstanding the foregoing, this irrevocable proxy shall not apply to the Preferred Director designation right of the Requisite Preferred Holders under Section 2.1(b), which shall be exercised directly by the Requisite Preferred Holders.

2.9 Legend.

(a) Concurrently with the execution of this Agreement, the following restrictive legend shall be imprinted or otherwise placed on certificates representing the Shares (or included in any notice of issuance for uncertificated shares):

> "THE SHARES REPRESENTED BY THIS CERTIFICATE [OR THIS NOTICE OF ISSUANCE] ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN AMENDED AND RESTATED VOTING AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

(b) The Company agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance, or otherwise), the legend from any such certificate or notice of issuance, and will place or cause to be placed the legend on any new certificate or notice of issuance issued to represent Shares theretofore represented by a certificate or notice carrying the legend.

SECTION 3 - TERMINATION

3.1 Term and Termination.

This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a) the closing of a firmly underwritten public offering of Common Stock pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended, that results in gross proceeds to the Company of at least $75,000,000 and the conversion of all outstanding shares of Preferred Stock into Common Stock;

(b) the closing of a Sale of the Company;

(c) the automatic conversion of all outstanding shares of Series Seed Preferred Stock into Common Stock pursuant to the written consent of the Requisite Preferred Holders in accordance with the Charter; or

(d) the written agreement of (i) the Company, (ii) the Requisite Common Holders, and (iii) the Requisite Preferred Holders to terminate this Agreement.

Upon termination of this Agreement, all obligations of the parties hereunder shall terminate, except that (i) any obligation that by its terms survives termination shall so survive, and (ii) termination shall not relieve any party of liability for any breach of this Agreement occurring prior to termination.

SECTION 4 - MISCELLANEOUS

4.1 Specific Performance.

The parties hereby declare that it is impossible to measure in money the damages that will accrue to a party hereto or to its heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

4.2 Governing Law; Jurisdiction.

This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware. The parties agree that any action brought under or in relation to this Agreement shall be brought in, and each party hereby submits to the jurisdiction and venue of, any state or federal court located in the State of Delaware.

4.3 Amendment or Waiver.

This Agreement may be amended or modified (or provisions of this Agreement waived) only upon the written consent of:

> (a) the Company;
> (b) the Requisite Common Holders; and
> (c) the Requisite Preferred Holders;

provided, however, that (i) the provisions of Section 2.1(a) and this proviso (i) of Section 4.3 shall not be terminated or amended without the individual written consent of each of Felicite Moorman and Ryan Buchert; (ii) the provisions of Section 2.1(b) and this proviso (ii) of Section 4.3 shall not be terminated or amended without the written consent of the Requisite Preferred Holders; (iii) the provisions of Section 2.5 and Section 2.6 shall not be amended or waived without the written consent of the Requisite Common Holders and the Requisite Preferred Holders. Any amendment or waiver so effected shall be binding upon the Company and each of the parties hereto and any permitted assignee of any such party.

4.4 Severability.

In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

4.5 Successors and Assigns.

The provisions of this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators, and other legal representatives. No party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the Company and the Requisite Preferred Holders, except that a Key Holder may assign this Agreement to a transferee of Key Holder Shares who becomes a party hereto pursuant to Section 4.7.

4.6 Additional Shares.

In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, combination of shares, reclassification, or the like, such shares or securities shall be deemed to be Shares for purposes of this Agreement and shall be subject to all of the terms and conditions hereof.

4.7 Additional Parties.

(a) Key Holders. In the event that after the date of this Agreement the Company enters into an agreement with any person to issue shares of Common Stock to such person (other than pursuant to a Board-approved equity incentive plan), following which such person shall hold shares of Common Stock constituting one percent (1%) or more of the then-outstanding capital stock of the Company on a Fully Diluted Basis, the Company shall cause such person, as a condition precedent to entering into such agreement, to become a party to this Agreement as a "Key Holder" by delivering a duly executed counterpart signature page hereto.

(b) Preferred Holders. Each person who acquires shares of Series Seed Preferred Stock shall, as a condition to such acquisition, execute and deliver a counterpart signature page to this Agreement and shall thereupon become a "Preferred Holder" for all purposes hereunder.

4.8 Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act, or other applicable law), or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.9 Waiver.

No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach. No waiver shall be effective unless made in writing and signed by the waiving party.

4.10 Delays or Omissions.

No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach, default, or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default, or noncompliance, or any acquiescence therein, or of any similar breach, default, or noncompliance thereafter occurring. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

4.11 Attorney's Fees.

In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision hereof, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs, and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including reasonable attorneys' fees and accountants' fees, including all fees, costs, and expenses of any appeals.

4.12 Notices.

All notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed electronic mail, if sent during normal business hours of the recipient (if not, then on the next business day); (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt. All communications shall be sent to the address appearing on the books of the Company or at such other address as such party may designate by ten (10) days' advance written notice to the other parties hereto.

4.13 Entire Agreement.

This Agreement (including all counterpart signature pages executed in connection herewith) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and supersedes all prior negotiations, correspondence, agreements, understandings, duties, or obligations between the parties with respect to such subjects, including without limitation the Prior Agreement. No party shall be liable or bound to any other party in any manner by any oral or written representations, warranties, covenants, or agreements except as specifically set forth herein.

4.14 Further Assurances.

Each party shall execute and deliver such additional documents, instruments, and agreements, and shall take such further actions, as may be reasonably necessary or appropriate to carry out the purposes and intent of this Agreement.

4.15 No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE TO AMENDED AND RESTATED VOTING AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY: BOSS TECH, INC.

By: _____

Name: Felicite Moorman

Title: Chief Executive Officer

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: 5/18/2026

KEY HOLDER: FELICITE MOORMAN

By: _____

Name: Felicite Moorman

Title: Co-Founder

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: 5/18/2026

KEY HOLDER: RYAN BUCHERT

By: _____

Name: Ryan Buchert

Title: Co-Founder

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: 5/18/2026

EXHIBIT A

FORM OF PREFERRED HOLDER JOINDER

To be executed by each Series Seed Preferred Stock holder as a condition to acquiring shares of Series Seed Preferred Stock of Boss Tech, Inc.

PREFERRED HOLDER JOINDER TO AMENDED AND RESTATED VOTING AGREEMENT

Reference is made to the Amended and Restated Voting Agreement of Boss Tech, Inc., a Delaware corporation (the "Company"), dated May 18, 2026, as amended from time to time (the "Voting Agreement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Voting Agreement.

By executing this Joinder, the undersigned hereby agrees to become a party to the Voting Agreement as a "Preferred Holder" and "Stockholder Party" thereunder, and agrees to be bound by, and subject to, all of the terms and conditions of the Voting Agreement applicable to Preferred Holders, with the same force and effect as if the undersigned were an original signatory thereto.

The undersigned represents and warrants that: (i) the undersigned has full legal capacity and authority to execute and deliver this Joinder and to perform its obligations under the Voting Agreement; (ii) this Joinder has been duly executed and delivered by the undersigned and constitutes the legal, valid, and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms; and (iii) the undersigned is acquiring shares of Series Seed Preferred Stock for its own account for investment purposes and not with a view to distribution.

Number of shares of Series Seed Preferred Stock acquired: _____

Date of acquisition: _____

Acknowledged and accepted:

PREFERRED HOLDER:	**COMPANY: BOSS TECH, INC.**
By: _____	By: _____
Name: _____	Name: _____
Title: _____	Title: _____
Address: _____	Address: _____
City & State: _____	City & State: _____
Date: _____	Date: _____